UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-38072

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NexGen Energy Ltd.

Suite 3150, 1021 – West Hastings Street
Vancouver, B.C., Canada V6E 0C3

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

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DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 22, 2018.

NEXGEN ENERGY LTD.

By:	/s/ Bruce Sprague
Name:	Mr. Bruce Sprague
Title:	CFO and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated November 22, 2018 - NexGen Releases Project Development-Focused Summer 2018 Drilling Results